
October 19, 2010

Via U.S. Mail and Fax (949) 614-0701

Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re:** **Auxilio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-27507**

Dear Mr. Anthony:

We have reviewed your response dated September 17, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Unregistered Sales of Equity Securities, page 13

1. We note that in response to comment two of our August 23, 2010 letter you reason that you did not file a Form D because it would be "superfluous and an unnecessary cost." Nevertheless, your Form 8-K filed May 14, 2009 states that you relied on Rule 506 of Regulation D, and therefore, pursuant to Rule 503 of Regulation D, you are required to file a Form D. Please either file a Form D, or amend your Form 8-K filed May 14, 2009 to clarify that you did not rely on Rule 506.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

2. Your proposed disclosure in response to comment three of our August 23, 2010 letter
does not discuss whether you believe your lower revenues due to a decrease in leased
equipment coming up for replacement represents a trend, and if so, whether you expect
such trend to continue. Please revise.

Application of Critical Accounting Policies, page 15

3. We have reviewed your response to prior comment six in our letter dated August 23,
2010. Please provide us with the results and a complete analysis of your most recent
goodwill impairment test. Please quantify the fair value and carrying value of your
reporting unit and explain in reasonable detail how you determined fair value. If you
were required to perform the second step of the impairment test, please specify how you
computed the implied fair value of reporting unit goodwill and quantify the related
amounts. Please also tell us if there were any triggering events during fiscal 2010, such
as your growing net losses, that required you to perform an interim impairment test.

Financial Statements, page F-1

Note (1) Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4. We have reviewed your response to prior comment nine in our letter dated August 23,
2010. We note that you do not believe that the vendor-specific objective evidence
(VSOE) of fair value is readily determinable for your copier equipment. While we
acknowledge that VSOE as evidence of fair value is preferable, please be advised that
third-party evidence of fair value, for example, prices of the vendor's or any competitor's
largely interchangeable products, is acceptable evidence of fair value if VSOE is not
available. Given that you sell copier equipment that does not appear to be customized or
modified in any manner, it appears unlikely that reasonable third-party evidence of fair
value cannot be obtained for your copier equipment. Please tell us in detail why you
continue to believe that you do not have objective and reliable evidence of fair value of
your equipment under ASC 605-25-30-9.

Note (5) Warrants, page F-15

5. We have reviewed your response to prior comment 10 from our letter dated August 23,
2010. As previously requested, please tell us the dates you use to measure the fair value
of your equity instruments issued to non-employees. In particular, please tell us and
revise your disclosures in future filings to clarify how you will determine the amount of
expense to record if and when the remaining 1.85 million Sodexo vest under the
performance conditions. Please demonstrate how your accounting policies are in

accordance with ASC 505-50-30-10 through 30-17, 505-50-30-25, 505-50-30-30, and 505-50-35-7.

Concentrations, page F-21

Major Customers, page F-21

6. We have reviewed your response to prior comment 11 from our letter dated August 23, 2010. Please tell us the significant terms of the equipment leases financed by your customers. In doing so, tell us who is stated as the lessee in the lease agreement. If your customer is stated as the lessee, tell us why you are acting as a paying agent and whether the leasing company has any recourse against you for payment if payment is not made by your customer. Also, please tell us definitively whether you have, or do not have, the right of setoff, as defined in ASC 210-20-20. Your statement that you "believe" you have the right of set-off is insufficient in this regard.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director